UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                            eCom Corporation
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


           Nevada                       0-26701              88-0406874
  ----------------------------        ------------       ----------------
  (State or other jurisdiction        (Commission         (I.R.S. Employer
   of incorporation)                   File Number)        Identification)


        1776 Park Avenue, Unit #4, Park City, UT           84060
      --------------------------------------------       ----------
       (Address of principal executive offices)          (Zip Code)


Registrant's telephone number, including area code: (801) 580-2855
                                                    --------------

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INTRODUCTION

eCom Corporation (the "Company") is a developmental stage company with a principal business objective to provide reliable and cost efficient business Internet connectivity in the form of "website packages" for the business-to-business sector to use as rewards, coupons, or rebates. The Company's focus will be to provide reliable and cost efficient Internet connectivity and other enhanced, easy-to-use Internet services for small-to medium-sized businesses.

On November 19, 1999, Janeva Corporation and Campbell Mello
Associates, Inc., the two founding shareholders of eCom Corporation, entered into a Share Purchase Agreement with a Buying Group, led by Cashcom Services, Inc., a Canadian Corporation.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the terms of the Share Purchase Agreement, the Buying Group, listed above, acquired 2,000,000 shares of Common Stock of the Company issued and outstanding. This Buying Group subsequently issued 100,000 shares of the 2,000,000 shares purchased to eCom Corporation's new President, Ian Archibald.

As a result of the Agreement, the Company has accepted the resignation of the Board of Directors and Officers, as of December 13, 1999, consisting of Bert K. Blevins III, and appointed Ian Archibald as the new Board member of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of December 17, 1999. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s) of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                   Number of shares
of Beneficial Owner                Beneficially Owned       Percent of Class
-----------------------            -------------------      ----------------
Lori Bird (1)                      12,000,000               68.82%

CashCom Services, Inc.(2)           1,900,000               10.89%

Campbell Mello Associates (3)       1,615,000                9.26%

Janeva Corporation (4)              1,615,000                9.26%

Ian Archibald (5)                     100,000                0.006%
   President, Secretary,
   Treasurer and Director
                           -------------------------------------------------
                                   17,230,000               98.236 %


All Officers and Directors	(1 person)
------------------------
(1)  Lori Bird, Box 770, Park City, UT  84060
(2)  Cashcom Services, Inc., 1017 PD Tower, Edmonton, Alberta  P5J2Z1
(3)  Campbell Mello Associates, Inc., 3110 S. Valley View, Las Vegas, NV 89102
(4)  Janeva Corporation, 3110 S. Valley View, Las Vegas, NV  89102
(5)  Ian Archibald, 1815 Sun Park Dr. Park City, Utah 84098


DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and executive Officers of the Company after the merger:


Name                            Age          Position(s)
------------------------        ---         -----------------------------
Ian Archibald                   34           President, Secretary,
                                             Treasurer, Director


IAN ARCHIBALD

Mr. Archibald served as an officer in the US Air Force from 1987 to 1996 as a fighter pilot and instructor pilot. His positions included Safety Officer, maintenance test program developer, and airshow display coordinator and director. Mr. Archibald has been a commercial pilot and instructor for 16 years and has worked as a pilot for Delta Airlines since leaving the Air Force in 1996. Mr. Archibald received a Bachelor of Science degree in Engineering Mechanics from the US Air Force Academy in 1987.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name                                 Monthly Salary
----------------------------         ----------------
Ian Archibald                        $ 1,000


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:	December 17, 1999


eCom Corporation

By: /s/ Ian Archibald
----------------------------
Ian Archibald, President



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